Exhibit 99.1

WESTERN COPPER AND GOLD ANNOUNCES VOTING RESULTS FROM ANNUAL SHAREHOLDERS' MEETING AND MANAGEMENT CHANGES

VANCOUVER, BC, June 27, 2023 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE: WRN) announces the voting results from the Company's Annual General Meeting ("AGM") held on June 27, 2023.

Shareholders voted in favour of setting the number of directors at five (5) and elected all directors, as follows:

Director	Votes For	% For	Votes Withheld	% Withheld
Tara Christie	71,492,356	98.09%	1,391,025	1.91%
Michael Vitton	71,981,699	98.76%	901,682	1.24%
Bill Williams	72,321,112	99.23%	562,269	0.77%
Kenneth Williamson	72,164,913	99.01%	718,468	0.99%
Klaus Zeitler	71,323,374	97.86%	1,560,007	2.14%

Shareholders also approved the appointment of PricewaterhouseCoopers LLP as auditors of the Company and authorized the directors to set their remuneration.

The Company's report of voting results will be available on SEDAR (www.sedar.com), EDGAR (www.sec.gov/edgar.shtml), and on the Company's website.

CHANGES TO MANAGEMENT

The Company informs that Mr. Cam Brown is stepping down from his position as Vice President Engineering and effective July 1, 2023 will no longer be an officer of the Company, but will continue to remain employed by the Company as a Special Technical Advisor. The Company would like to thank Mr. Brown for his valued contribution as an officer of the Company and congratulates him in his new role.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.

The Company is committed to working collaboratively with our First Nations and local communities to progress the Casino project, using internationally recognized responsible mining technologies and practices.

For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Paul West-Sells"

Dr. Paul West-Sells
President and CEO
Western Copper and Gold Corporation

SOURCE Western Copper and Gold Corporation

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%CIK: 0001364125

For further information: Sandy Noyes, Director, Investor Relations, 604.638.2520 or snoyes@westerncopperandgold.com

CO: Western Copper and Gold Corporation

CNW 17:00e 27-JUN-23